Exhibit 12.1
Celanese Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(In $ millions, except ratios)
Earnings:
Earnings (loss) from continuing operations before tax	657	755	538	251	433
Subtract
Equity in net earnings of affiliates	(242)	(192)	(168)	(99)	(172)
Add
Income distributions from equity investments	262	205	138	78	183
Amortization of capitalized interest	7	4	2	2	2
Total fixed charges	242	280	262	268	324
Total earnings as defined before combined fixed charges	926	1,052	772	500	770
Fixed charges:
Interest expense	185	221	204	207	261
Capitalized interest	2	1	2	2	6
Estimated interest portion of rent expense	55	58	53	49	47
Cumulative preferred stock dividends	—	—	3	10	10
Guaranteed payment to minority shareholders	—	—	—	—	—
Total combined fixed charges	242	280	262	268	324
Ratio of earnings to combined fixed charges	3.8x	3.8x	2.9x	1.9x	2.4x